UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Saul Centers, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

804395 10 1

(CUSIP Number)

William F Anhut, Jr.

7501 Wisconsin Avenue, Suite 1500

Bethesda, Maryland 20814

(301) 986-6108

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS B. Francis Saul II

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 23,628

8. SHARED VOTING POWER (See Item 6) 5,818,233

9. SOLE DISPOSITIVE POWER (See Item 6) 23,628

10. SHARED DISPOSITIVE POWER (See Item 6) 5,818,233

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,841,861

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%

14.	TYPE OF REPORTING PERSON IN

Page 2 of 23 Pages

CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS B. F. Saul Property Company (formerly Franklin Property Company)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 221,476

8. SHARED VOTING POWER (See Item 6) 0

9. SOLE DISPOSITIVE POWER (See Item 6) 221,476

10. SHARED DISPOSITIVE POWER (See Item 6) 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,476

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%

14.	TYPE OF REPORTING PERSON CO

Page 3 of 23 Pages

CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS Westminster Investing Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 374,030

8. SHARED VOTING POWER (See Item 6) 0

9. SOLE DISPOSITIVE POWER (See Item 6) 374,030

10. SHARED DISPOSITIVE POWER (See Item 6) 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,030*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14.	TYPE OF REPORTING PERSON CO

Page 4 of 23 Pages

CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS Van Ness Square Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 105 8. SHARED VOTING POWER (See Item 6) 0 9. SOLE DISPOSITIVE POWER (See Item 6) 105 10. SHARED DISPOSITIVE POWER (See Item 6) 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON CO

Page 5 of 23 Pages

CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS B.F. Saul Real Estate Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC Use Only

4.	SOURCE OF FUNDS SC, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 3,612,157 8. SHARED VOTING POWER (See Item 6) 284,497 9. SOLE DISPOSITIVE POWER (See Item 6) 3,612,157 10. SHARED DISPOSITIVE POWER (See Item 6) 284,497

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,896,654

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%

14.	TYPE OF REPORTING PERSON OO

Page 6 of 23 Pages

CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS Dearborn, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 284,497 8. SHARED VOTING POWER (See Item 6) 0 9. SOLE DISPOSITIVE POWER (See Item 6) 284,497 10. SHARED DISPOSITIVE POWER (See Item 6) 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,497

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14.	TYPE OF REPORTING PERSON OO

Page 7 of 23 Pages

AMENDMENT NO. 20

TO

SCHEDULE 13D

ITEM 1. Security and Issuer.

This statement on Schedule 13D, as amended from time to time (the “Schedule 13D”) is being filed with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Saul Centers, Inc., a Maryland corporation (“Saul Centers”), whose principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814.

ITEM 2. Identity and Background.

Item 2 is amended in its entirety to read as follows:

This statement is filed by (1) B. Francis Saul II, (2) B. F. Saul Property Company (formerly Franklin Property Company), (3) Westminster Investing Corporation, (4) Van Ness Square Corporation, (5) B. F. Saul Real Estate Investment Trust (the “Saul Trust”), and (6) Dearborn, L.L.C., all or some of whom may be considered a group for the purposes of Rule 13d-1. B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, the Saul Trust, and Dearborn, L.L.C are hereinafter referred to collectively as the “Saul Entities.”

B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) Saul Centers, (ii) B. F. Saul Company (the “Saul Company”), (iii) the Saul Trust, and (iv) Chevy Chase Bank, F.S.B. (“Chevy Chase”). The business address for Mr. Saul, Saul Centers, Saul Company and Chevy Chase is 7501 Wisconsin Avenue, Bethesda, Maryland 20814. The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, a real estate investment trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

B. F. Saul Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Page 8 of 23 Pages

Dearborn, L.L.C., a Delaware limited liability company, is a company engaged in the ownership and development of real estate and the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Dearborn, L.L.C.

The address of the principal business and principal office of each of the Saul Entities is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Information about the directors and/or executive officers of each of the Saul Entities is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Saul Entities.

B. F. Saul Property Company

Name[1]	Position with Company and Present Principal Occupation if Different
B. Francis Saul III	Chairman of the Board and President; Vice Chair, Chevy Chase Bank, F.S.B., President and Director, Saul Centers, Inc.; Senior Vice President and Director, B. F. Saul Company; Vice President and Trustee, B. F. Saul Real Estate Investment Trust

Ross E. Heasley	Vice President and Director; Vice President, B. F. Saul Company; Vice President, B. F. Saul Real Estate Investment Trust; Vice President and Assistant Secretary, Saul Centers, Inc.

Jessica L. Parker	Secretary and Director; Assistant Vice President and Secretary, B. F. Saul Company; Group Vice President, Chevy Chase Bank, F.S.B.

Laurence Millspaugh	Senior Vice President – Acquisition and Development; Senior Vice President – Acquisition and Development, B. F. Saul Company; Vice President, B. F. Saul Real Estate Investment Trust

Steven N. Corey	Senior Vice President – Office Leasing; Senior Vice President, B. F. Saul Company

Henry C. Parrish III	Senior Vice President; Vice President, B. F. Saul Company; Vice President, B. F. Saul Real Estate Investment Trust

[1]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 9 of 23 Pages

Mark G. Carrier	Vice President; Senior Vice President, B. F. Saul Company; Vice President, B. F. Saul Real Estate Investment Trust

James P. Sprouse	Vice President; Vice President, B. F. Saul Company; Assistant Vice President, B. F. Saul Real Estate Investment Trust

Merle F. Sustersich	Vice President; Vice President, B. F. Saul Company; Vice President, B.F. Saul Real Estate Investment Trust

Bryon S. Barlow	Vice President – Office Management; Vice President, B. F. Saul Company

Enio P. Guerra	Vice President; Vice President, B. F. Saul Company

Barbara L. Reifsnider	Vice President; Vice President, B. F. Saul Company

Alison B. Rubin	Vice President; Vice President, B. F. Saul Company

Kenneth F. Kovach	Vice President; Vice President, B.F. Saul Company

Donald A. Hachey	Vice President; Vice President, B.F. Saul Company

Mark A. Hardy	Vice President; Vice President, B.F. Saul Company

David B. Newcome	Vice President; Vice President, B.F. Saul Company

Daniel A. Rigaux	Vice President; Vice President, B.F. Saul Company

Westminster Investing Corporation

Name[2]	Position with Company and Present Principal Occupation if Different
B. Francis Saul II	Chairman of the Board and President; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.; Chairman of the Board, B. F. Saul Company, B. F. Saul Real Estate Investment Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III	Executive Vice President and Director; Senior Vice President and Director, B. F. Saul Company; Chairman of the Board and President, B. F. Saul Property Company; Vice President and Trustee, B. F. Saul Real Estate Investment Trust; Vice Chair, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

[2]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

Page 10 of 23 Pages

George M. Rogers, Jr.[3]	Director; Senior Counsel, Shaw Pittman LLP

Ross E. Heasley	Vice President and Treasurer; Vice President, B. F. Saul Company; Vice President, B. F. Saul Real Estate Investment Trust; Vice President and Assistant Secretary, Saul Centers, Inc.

Merle F. Sustersich	Secretary; Vice President, B. F. Saul Company; Vice President, B.F. Saul Real Estate Investment Trust

Patrick T. Connors	Vice President; Senior Vice President, B. F. Saul Company

Van Ness Square Corporation

Name[4]	Position with Company and Present Principal Occupation if Different
B. Francis Saul II	Chairman; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.; Chairman of the Board, B. F. Saul Company, B. F. Saul Real Estate Investment Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III	President, Secretary and Director; Executive Vice President and Director, Westminster Investing Corporation; Senior Vice President and Director, B. F. Saul Company; Chairman of the Board and President, B. F. Saul Property Company; Vice President and Trustee, B. F. Saul Real Estate Investment Trust; Vice Chair, Chevy Chase Bank F.S.B.; President and Director, Saul Centers, Inc.

William F. Anhut, Jr.	Vice President, Treasurer and Director; Vice President, Saul Centers, Inc.

[3]	Mr.Rogers’ business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.
[4]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

Page 11 of 23 Pages

B. F. Saul Real Estate Investment Trust

Name[5]	Position with Company and Present Principal Occupation if Different
B. Francis Saul II	Trustee and Chairman; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.; Chairman of the Board, B. F. Saul Company, Chevy Chase Bank, F.S.B.

Gilbert M. Grosvenor[6]	Trustee; Chairman of the Board of Trustees, National Geographic Society; Director, Saul Centers, Inc.; Director, Chevy Chase Bank, F.S.B.

George M. Rogers, Jr.[7]	Trustee; Senior Counsel, Shaw Pittman LLP

Garland J. Bloom	Trustee; Real Estate Consultant

John R. Whitmore[8]	Trustee; Senior Advisor to The Bessemer Group, Inc.; Director, Saul Centers, Inc.; Director, Chevy Chase Bank, F.S.B.

Philip D. Caraci	Trustee; Vice Chairman, Saul Centers, Inc.

B. Francis Saul III	Trustee, Vice President and Secretary; Senior Vice President and Director, B. F. Saul Company; Vice Chair, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc; Chairman of the Board and President, B. F. Saul Property Company; Vice President and Director, B. F. Saul Real Estate Investment Trust

Stephen R. Halpin, Jr.	Vice President and Chief Financial Officer; Executive Vice President and Chief Financial Officer, Chevy Chase Bank, F.S.B.; Senior Vice President and Chief Financial Officer, B. F. Saul Company

[5]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[6]	Mr. Grosvenor’s business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.
[7]	Mr. Rogers’ business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037
[8]	Mr. Whitmore’s business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

Page 12 of 23 Pages

R. Timothy Hanlon	General Counsel; Executive Vice President and General Counsel, Chevy Chase Bank, F.S.B.

Kenneth D. Shoop	Vice President, Treasurer and Chief Accounting Officer; Vice President and Chief Accounting Officer, Saul Centers, Inc; Vice President, B. F. Saul Company

Patrick T. Connors	Vice President; Senior Vice President, B. F. Saul Company

Ross E. Heasley	Vice President; Vice President, B. F. Saul Company; Vice President and Assistant Secretary, Saul Centers, Inc.; Vice President and Director, B. F. Saul Property Company

Henry Ravenel, Jr.	Vice President; Vice President, B. F. Saul Company and Saul Centers, Inc.

Laurence Millspaugh	Vice President; Senior Vice President, B. F. Saul Company; Senior Vice President, Saul Centers, Inc.; Vice President, B. F. Saul Property Company

Mark G. Carrier	Vice President; Senior Vice President, B. F. Saul Company; Vice President, B. F. Saul Property Company

Steven N. Corey	Vice President; Senior Vice President, B. F. Saul Company

Henry C. Parrish III	Vice President; Senior Vice President, B. F. Saul Company

John A. Spain	Vice President; Vice President, B. F. Saul Company

Merle F. Sustersich	Vice President; Vice President, B. F. Saul Company

Page 13 of 23 Pages

Dearborn, L.L.C.

Name[9]	Position with Company and Present Principal Occupation if Different
B. Francis Saul II	Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.; Chairman of the Board, B. F. Saul Company, B. F. Saul Real Estate Investment Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III	President; Senior Vice President and Director, B. F. Saul Company; Chairman of the Board and President, B. F. Saul Property Company; Vice President and Trustee, B. F. Saul Real Estate Investment Trust; Vice Chair, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President; Vice President, B. F. Saul Company; Vice President, B. F. Saul Real Estate Investment Trust; Vice President and Assistant Secretary, Saul Centers, Inc.

Kenneth D. Shoop	Vice President and Treasurer; Vice President, Treasurer and Chief Accounting Officer, B. F. Saul Real Estate Investment Trust; Vice President and Chief Accounting Officer, Saul Centers, Inc., Vice President, B. F. Saul Company

Patrick T. Connors	Vice President; Senior Vice President, B. F. Saul Company; Vice President, B. F. Saul Real Estate Investment Trust

Henry C. Parrish III	Vice President; Vice President, B. F. Saul Company, B. F. Saul Property Company and B. F. Saul Real Estate Investment Trust

Merle F. Sustersich	Secretary; Vice President, B. F. Saul Company, B. F. Saul Property Company and B.F. Saul Real Estate Investment Trust

[9]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 14 of 23 Pages

None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended in its entirety to read as follows:

Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the “DRIP”) through which holders of Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 19 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on April 30, 2003, July 31, 2003, October 31, 2003 and January 31, 2004. The Saul Trust, B. F. Saul Property Company, Van Ness Square Corporation and Dearborn, L.L.C. all participated in the DRIP and, consequently, were issued additional shares of Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

Page 15 of 23 Pages

Saul Trust

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$1,864,627.507	$22.8823	81,487.766
July 31, 2003	$1,884,665.139	$26.6653	70,678.565
October 31, 2003	$1,902,051.661	$26.384	72,091.103
January 31, 2004	$1,919,760.716	$26.6944	71,916.234

Total:	$7,571,105.023		296,173.668

B. F. Saul Property Company

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$81,296.968	$22.8823	3,552.832
July 31, 2003	$82,682.562	$26.6653	3,100.755
October 31, 2003	$83,891.859	$26.384	3,179.649
January 31, 2004	$85,131.938	$26.6944	3,189.131

Total:	$333,003.327		13,022.367

Van Ness Square Corporation

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$38.511	$22.8823	1.683
July 31, 2003	$39.145	$26.6653	1.468
October 31, 2003	$39.708	$26.384	1.505
January 31, 2004	$40.308	$26.6944	1.510

Total:	$157.672		6.166

Dearborn, L.L.C.

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$104,433.902	$22.8823	4,563.796
July 31, 2003	$106,210.023	$26.6653	3,983.080
October 31, 2003	$107,763.416	$26.384	4,084.423
January 31, 2004	$109,356.359	$26.6944	4,096.603

Total:	$427,763.700		16,727.902

B. F. Saul Company Employees’ Profit Sharing Retirement Trust

The B. F. Saul Company Employees’ Profit Sharing Retirement Trust (the “Plan”) is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by four trustees: B. Francis Saul II, Philip D. Caraci, Alexander R.M. Boyle and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of Common Stock acquired by the Plan, the acquisition of such shares is being reported in this Schedule 13D. B. Francis Saul II disclaims beneficial ownership of the shares held by the Plan that exceed his pecuniary interest in the Plan.

Page 16 of 23 Pages

The Plan participated in the DRIP and reinvested the following amounts for shares of Common Stock:

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$464,465.612	$22.8823	20,298.030
July 31, 2003	$472,381.843	$26.6653	17,715.227
October 31, 2003	$479,290.794	$26.384	18,165.964
January 31, 2004	$486,375.518	$26.6944	18,220.133

Total:	$1,902,513.767		74,399.354

Beginning in 1999, pursuant to the Deferred Compensation Plan for Directors, 100 shares of Common Stock are awarded annually as additional compensation to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. B. Francis Saul II has elected to participate in the DRIP with respect to these shares. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$187.177	$22.8823	8.180
July 31, 2003	$229.375	$26.6653	8.602
October 31, 2003	$232.707	$26.384	8.820
January 31, 2004	$236.162	$26.6944	8.847

Total:	$885.421		34.449

In addition, various trusts established for the benefit of the children of B. Francis Saul II (the “Trusts”), and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. Mr. Saul disclaims beneficial ownership of all shares held by the Trusts and Mrs. Patricia E. Saul.

Page 17 of 23 Pages

The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Elizabeth Willoughby Saul Trust

B. Francis Saul II, Trustee

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$1,935.270	$22.8823	84.575
July 31, 2003	$1,968.246	$26.6653	73.813

Total:	$3,903.516		158.388

Sharon Elizabeth Saul Trust

B. Francis Saul II, Trustee

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$1,161.162	$22.8823	50.745
July 31, 2003	$1,180.953	$26.6653	44.288

Total:	$2,342.115		95.033

Patricia English Saul Trust

B. Francis Saul II, Trustee

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$1,935.270	$22.8823	84.575
July 31, 2003	$1,968.246	$26.6653	73.813

Total:	$3,903.516		158.388

Trust FBO Elizabeth W. Saul

u/a dated 12/30/76, George M. Rogers, Jr.,

Successor Trustee

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$1,935.270	$22.8823	84.575
July 31, 2003	$1,968.246	$26.6653	73.813

Total:	$3,903.516		158.388

Page 18 of 23 Pages

Trust FBO Andrew M. Saul II

u/a dated 12/30/70, George M. Rogers, Jr.,

Successor Trustee

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$1,935.270	$22.8823	84.575
July 31, 2003	$1,968.246	$26.6653	73.813

Total:	$3,903.516		158.388

Trust FBO Patricia English Saul

u/a dated 12/15/71, George M. Rogers, Jr.,

Successor Trustee

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$1,935.270	$22.8823	84.575
July 31, 2003	$1,968.246	$26.6653	73.813

Total:	$3,903.516		158.388

Patricia E. Saul (Mrs.)

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2003	$22,255.645	$22.8823	972.614
July 31, 2003	$22,634.973	$26.6653	848.855
October 31, 2003	$22,966.006	$26.384	870.452
January 31, 2004	$23,305.493	$26.6944	873.048

Total:	$91,162.117		3,564.969

ITEM 4. Purpose of Transaction.

Item 4 is amended in its entirety to read as follows:

The purpose of the acquisition of shares of Common Stock by the Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul is investment. The Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Saul Centers, Inc. Articles of Incorporation.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is amended in its entirety to read as follows:

a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

Page 19 of 23 Pages

Reporting Person	Number of Shares Beneficially Owned		Percentage Of Class (%)
B. Francis Saul II	5,841,861	*	36.9
B.F. Saul Property Company	221,476		1.4
Westminster Investing Corp.	374,030		2.4
Van Ness Square Corporation	105		0.0
Dearborn, L.L.C.	284,497		1.8
B.F. Saul Real Estate Investment Trust	3,612,157		22.8

*	Includes all of the shares of Common Stock acquired by the Saul Entities, the Plan, the Trusts and Mrs. Patricia E. Saul. B. Francis Saul II owns 614 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof. Mr. Saul disclaims beneficial ownership of 23,014 shares held by the Trusts, 60,631 shares held by Mrs. Patricia E. Saul, and certain shares held by the Plan that exceed his pecuniary interest in the Plan.

The number of Common Shares beneficially owned collectively by the reporting persons and other affiliates of B. Francis Saul II excludes 5,190,719 units of limited partnership interest in Saul Holdings Limited Partnership, a Delaware limited partnership (the “Partnership”), which units, in general, are convertible into shares of Common Stock on a one-for-one basis. However, under the terms of the limited partnership agreement of the Partnership, at the current time, these 5,190,719 units may not be converted into shares of Common Stock because such conversion would cause the reporting persons and other affiliates of Mr. Saul to beneficially own collectively greater than 24.9% of the outstanding shares of Common Stock.

b. The Saul Entities have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. The Saul Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by Dearborn, L.L.C. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Entities and the Plan with the other directors, trustees or general partners of the Saul Entities, and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors, trustees and general partners of the Saul Entities is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

Name	Principal Occupation
Philip D. Caraci	Vice Chairman, Saul Centers, Inc.; Trustee, B. F. Saul Real Estate Investment Trust
Alexander R. M. Boyle	Vice Chairman, Chevy Chase Bank, F.S.B.
Stephen R. Halpin, Jr.	Executive Vice President and Chief Financial Officer, Chevy Chase Bank, F.S.B.; Vice President and Chief Financial Officer, B. F. Saul Real Estate Investment Trust; Vice President and Chief Financial Officer, B. F. Saul Company

The business address of Messrs. Caraci, Boyle and Halpin is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 20 of 23 Pages

B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust, the Andrew M. Saul Trust, and the Patricia English Saul Trust, has the sole power to vote and the sole power to direct the disposition of 23,014 shares of Common Stock held by these trusts. As noted in Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

Owner	Number of Shares
Bank of America, N.A., Trustee FBO Francis Saul III & Andrew M. Saul II u/a w/B. Francis Saul II dated 12/30/76	24,500
Bank of America, N.A., Trustee u/w Andrew M. Saul FBO Elizabeth W. Saul	1,000
Trust FBO Elizabeth W. Saul u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	8,621
Trust FBO Andrew M. Saul II u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	6,121
Trust FBO Patricia English Saul u/a dated 12/15/71, George M. Rogers, Jr., Successor Trustee	8,321
Trust FBO Sharon Elizabeth Saul u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	3,000
Patricia E. Saul (Mrs.)	60,631

Because Mr. Saul is not the beneficial owner of the shares held by the Trusts listed above, these shares are not included in Mr. Saul’s holdings in Item 5(a) above. However, because Mr. Saul has an indirect pecuniary interest in the shares held by his wife, Mrs. Patricia E. Saul, these shares are included in Mr. Saul’s holdings in Item 5(a) above.

The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

Bank of America, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers’ business address.

Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Bank of America, N.A., nor

Page 21 of 23 Pages

Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

c. Other than as described in Item 3 above, there have been no transactions known to the persons filing this statement since the filing of Amendment No. 19 to this Schedule 13D.

d. Beneficiaries of the Plan, beneficiaries of the Trusts, and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, and Mrs. Saul, respectively. The interest of no such beneficiary, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

e. Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7. Material to be Filed as Exhibits.

None.

Page 22 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ B. Francis Saul II
April 1, 2004	B. Francis Saul II

B. F. SAUL PROPERTY COMPANY

April 1, 2004	By:	/s/ Ross E. Heasley
Ross E. Heasley, Vice President

WESTMINSTER INVESTING CORPORATION

April 1, 2004	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and President

VAN NESS SQUARE CORPORATION

April 1, 2004	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman

DEARBORN, L.L.C.

	By:	B.F. SAUL REAL ESTATE INVESTMENT TRUST, its sole member

April 1, 2004	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman

B. F. SAUL REAL ESTATE INVESTMENT TRUST

April 1, 2004	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman

Page 23 of 23 Pages